# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lamb Weston Holdings, Inc., CIK 0001679273
CUSIP: 513272104
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Date of event which requires filing of this statement: 12/24/2024
Amends the filing with accession number 0000902664-24-005888
Filed by CIK 0001998597
Persons authorized to receive notices and communications: Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- JANA PARTNERS MANAGEMENT, LP (CIK 0001998597): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 7,131,339; shared voting power 0; sole dispositive power 7,131,339; shared dispositive power 0; aggregate amount beneficially owned 7,131,339 (5% of the class)
- BRADLEY ALFORD (CIK 0001490371): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 19,233; shared voting power 0; sole dispositive power 19,233; shared dispositive power 0; aggregate amount beneficially owned 19,233 (0% of the class)
- JEFFERY DELAPP: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 458; shared voting power 0; sole dispositive power 458; shared dispositive power 0; aggregate amount beneficially owned 458 (0% of the class)
- DIANE DIETZ (CIK 0001440622): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 73,888; shared voting power 0; sole dispositive power 73,888; shared dispositive power 0; aggregate amount beneficially owned 73,888 (0.1% of the class)
- JOHN P. GAINOR JR. (CIK 0001666277): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 16,000; shared voting power 0; sole dispositive power 16,000; shared dispositive power 0; aggregate amount beneficially owned 16,000 (0% of the class)
- TIMOTHY R. MCLEVISH (CIK 0001215826): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 40,500; shared voting power 0; sole dispositive power 40,500; shared dispositive power 0; aggregate amount beneficially owned 40,500 (0% of the class)
- JOSEPH E. SCALZO (CIK 0001203096): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 7,885; shared voting power 0; sole dispositive power 7,885; shared dispositive power 0; aggregate amount beneficially owned 7,885 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: Lamb Weston Holdings, Inc.
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Comment: This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on October 18, 2024 (the "Original Schedule 13D", as amended, the "Schedule 13D"), with respect to the shares of common stock, par value $1.00 per share (the "Shares"), of Lamb Weston Holdings, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 3 amends Items 2(a) and (c), 3, 5(a)-(c), 6 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated in its entirety as follows:

This statement is filed by (i) JANA Partners Management, LP, a Delaware limited partnership ("JANA"), (ii) Bradley Alford ("Mr. Alford"), (iii) Jeffery DeLapp ("Mr. DeLapp"), (iv) Diane Dietz (whose legal name is Diane Dietz Suciu) ("Ms. Dietz"), (v) John P. Gainor Jr. ("Mr. Gainor"), (vi) Timothy R. McLevish ("Mr. McLevish"), and (vii) Joseph E. Scalzo ("Mr. Scalzo," together with (ii) through (vi), the "Nominees," and (i) through (vii) collectively, the "Reporting Persons"). JANA is a private money management firm which holds the Shares reported as beneficially owned by it in various accounts under its management and control. JANA Partners Management GP, LLC (the "JANA GP") is the general partner of JANA. Barry Rosenstein is the Founder of the GP and JANA (the "JANA Principal").
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety as follows:

The principal business of JANA and the JANA Principal is investing for accounts under their management. The principal business of the JANA GP is acting as the general partner of JANA. The principal business of each of: (i) Mr. Alford is serving as a corporate director and as an investor and advisor in the consumer sector after previously serving as the Chairman and CEO of Nestle USA, (ii) Mr. DeLapp is serving as Partner of Entrepreneurial Equity Partners ("e2p"), a private equity firm that invests in the food, consumer and packaging industry, after previously serving as President of McCain Food, North America, President of Lamb Weston and President/COO of The Bruss Company (a part of the Tyson Foods' Family), (iii) Ms. Dietz is serving as a corporate director and as an investor and advisor in the consumer sector after serving as President and CEO of Rodan & Fields, LLC, a premium skincare brand, and CMO of Safeway, Inc., a food and drug retailer, (iv) Mr. Gainor is serving as a corporate director after previously serving as President and CEO of International Dairy Queen Inc., (v) Mr. McLevish is serving as Managing Partner of Strategic Advisory Partners LLC, an investing and advisory business, and as a corporate director after previously serving as Executive Chairman of the board of the Issuer, as CFO of Kraft Foods Inc. and Kraft Foods Group, Inc., a packaged foods company, CFO of Carrier Global Corporation, an HVAC manufacturing company, and CFO at Walgreens Boots Alliance, Inc., a retail and drugstore company, and (vi) Mr. Scalzo is serving as a corporate director after serving as President and CEO of The Simply Good Foods Company and serving in numerous executive positions at various other consumer companies such as Dean Foods Company, The WhiteWave Foods Company and The Gillette Company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by the addition of the following:

The 458 Shares reported herein as beneficially owned by Mr. DeLapp were acquired at an aggregate purchase price of approximately $30 thousand.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 142,640,697 Shares outstanding as of December 13, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 24, 2024, filed with the SEC on December 20, 2024.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 7,131,339 Shares, representing approximately 5.0% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Alford may be deemed to beneficially own 19,233 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. DeLapp may be deemed to beneficially own 458 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Dietz may be deemed to beneficially own 73,888 Shares, representing 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Gainor may be deemed to beneficially own 16,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. McLevish may be deemed to beneficially own 40,500 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Scalzo may be deemed to beneficially own 7,885 Shares, representing less than 0.1% of the Shares outstanding.

The Reporting Persons and Continental Grain Company, a Delaware corporation ("Continental Grain"), and certain of its related entities and persons (together with Continental Grain, the "Continental Grain Reporting Persons") may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The Continental Grain Reporting Persons are separately filing on Schedule 13D (the "Continental Grain 13D") with respect to their beneficial ownership of the Shares. Based on information and belief, the Continental Grain Reporting Persons may be deemed to beneficially own an aggregate of 880,052 Shares. Accordingly, in the aggregate, the Reporting Persons and the Continental Grain Reporting Persons may be deemed to beneficially own an aggregate of 8,169,355 Shares, representing approximately 5.7% of the Shares outstanding. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons and the Continental Grain Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

JANA has sole voting and dispositive power over 7,131,339 Shares, which power is exercised by the JANA Principal. Mr. Alford has sole voting and dispositive power over 19,233 Shares. Mr. DeLapp has sole voting and dispositive power over 458 Shares. Ms. Dietz has sole voting and dispositive power over 73,888 Shares. Mr. Gainor has sole voting and dispositive power over 16,000 Shares. Mr. McLevish has sole voting and dispositive power over 40,500 Shares. Mr. Scalzo has sole voting and dispositive power over 7,885 Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

On December 26, 2024, Mr. DeLapp purchased 458 Shares in the open market for $65.35 per share, excluding commissions. No other transactions in the Shares have been effected by the Reporting Persons since the filing of Amendment No. 2.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

On December 24, 2024, Mr. DeLapp entered into a Nominee Agreement with JANA, substantially in the form attached as Exhibit 99.1 to the Original Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.2 of the Original 13D is hereby amended and restated in its entirety as follows:

Exhibit 99.2: Joint Filing Agreement, dated December 27, 2024

## Signatures
- JANA PARTNERS MANAGEMENT, LP: /s/ Jennifer Fanjiang, Jennifer Fanjiang, Partner, Chief Legal Officer and Chief Compliance Officer (12/27/2024)
- BRADLEY ALFORD: /s/ Bradley Alford, Bradley Alford, Individually (12/27/2024)
- JEFFERY DELAPP: /s/ Jeffery DeLapp, Jeffery DeLapp, Individually (12/27/2024)
- DIANE DIETZ: /s/ Diane Dietz, Diane Dietz, Individually (12/27/2024)
- JOHN P. GAINOR JR.: /s/ John P. Gainor Jr., John P. Gainor Jr., Individually (12/27/2024)
- TIMOTHY R. MCLEVISH: /s/ Timothy R. McLevish, Timothy R. McLevish, Individually (12/27/2024)
- JOSEPH E. SCALZO: /s/ Joseph E. Scalzo, Joseph E. Scalzo, Individually (12/27/2024)